Exhibit 99.1 Press release

International Road Dynamics, a Quarterhill Company, Awarded CDN$1.95 Million Contract

OTTAWA, Canada – August 29, 2017 – Quarterhill Inc. (“Quarterhill”) (TSX:QTRH) (NASDAQ:QTRH), announced today that its wholly owned subsidiary, International Road Dynamics Inc. (“IRD”), has been awarded a contract valued at CDN$1.95 million to supply four Commercial Vehicle Pre‑Screening Stations for the Regina, Saskatchewan Bypass project.

The Commercial Vehicle Pre-Screening Stations will be used by the Saskatchewan Ministry of Highways and Infrastructure (“MHI”) to monitor and screen commercial vehicles based on weights and dimensions.  Under the contract, IRD will supply and install an integrated system using its Bending Plate Weigh‑In‑Motion (“WIM”) Scales with License Plate Readers and Overview and Side Door Image Cameras.  The pre-screening systems will be located at various points along the Regina Bypass and will be remotely linked and controlled at a Data Management Centre.

“IRD is pleased to be a part of this landmark project to supply our advanced world class systems for the Regina Bypass,” said Terry Bergan, President and CEO of IRD.  “The Pre-Screening Systems will assist the Saskatchewan MHI to control over-weight commercial vehicles and preserve the highway infrastructure throughout the life of the Regina Bypass.”

The Regina Bypass is a $1.88 billion Public-Private Partnership project and the largest infrastructure project in Saskatchewan’s history.  The project includes 12 overpasses, 60 km of four-lane highway, and 55 km of new service roads.

About IRD
IRD is a highway traffic management technology company specializing in supplying products and systems to the global Intelligent Transportation Systems industry. IRD is a North American company based in Saskatoon, Saskatchewan, Canada with sales and service offices throughout the United States and overseas. Private corporations, transportation agencies and highway authorities around the world use IRD's products and advanced systems to manage and protect their highway infrastructures.

About Quarterhill
Quarterhill is a diversified investment holding company focused on growing its business by acquiring technology companies in the Industrial Internet of Things (“IIoT”) segment across multiple verticals. Quarterhill targets companies with a broad range of products and services that capture, analyze and interpret data, and that have strong financial performance, excellent management teams, strong intellectual property underpinnings and significant opportunities to develop long-term recurring and growing revenue streams. Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

Forward-looking Information
This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill believes are appropriate in the circumstances. Many

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Press release

factors could cause Quarterhill’s actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in its February 10, 2017 annual information form for the year ended December 31, 2016 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. Quarterhill recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of Quarterhill’s forward-looking statements. Quarterhill has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

For media and investor inquiries, please contact:

Shaun McEwan
Interim CEO
Quarterhill Inc.
T: 613.688.4898
E: smcewan@quarterhill.com

Dave Mason
Investor Relations
T: 613.688.1693
E: ir@quarterhill.com

Terry Bergan
President and CEO
International Road Dynamics Inc.
T: 306.653.6600
E: terry.bergan@irdinc.com

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